FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N°175

Santiago, February 17, 2014

Ger. Gen. N°25/2014

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, as well as regarding provisions of General Norm 346 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

Within the framework of Enersis S.A.’s (the “Offeror”) voluntary public offer to acquire shares of its  subsidiary, Companhia Energético do Ceará – COELCE (“Coelce”), an auction has been made today to acquire the shares of all series issued by the latter company in circulation in the market.

During the auction, Enersis did not raise the offered price as it believed that the premium offered was adequate and convenient for the corporate interests of the company. The result of the auction for each share series of Coelce is as follows:

I.- Ordinary Shares: Enersis acquired 2,964,650 ordinary shares representing over two thirds of the available free float of this series, which corresponds to 6.17% of the total shares of this series and represents 3.81% of  Coelce’s total issued shares.

II.- Class A Preferred Shares: Not having exceeded two thirds of the available free float of this series, Enersis acquired one third of the shares of this series, for which the shareholders of this series accepted the offer and sold to the Offeror their respective pro rate participations, amounting to 8,818,006 Class A preferred shares, which corresponds to 31.21% of the total shares of this series and represents 11.33% of Coelce’s total issued shares.

III.- Class B Preferred Shares: Enersis acquired 424 Class B preferred shares, representing less than a one third of the of the available free float of this series, which corresponds to 0.03% of the total shares of this series and represents 0.00054% of Coelce’s total issued shares.

As a result of the auction, Enersis acquired, 2,964,650 ordinary shares, 8,818,006 Class A preferred shares, and 424 Class B preferred shares at a cost of R$49 per share. This represents a disbursement of approximately Ch$132,340 million, equivalent to USD 242 million considering an exchange rate of Ch$546.99 per dollar. The payment will be made on February 20, 2014 (“Settlement Date”) in the currency of the Federal Republic of Brazil and within the terms communicated to the market in the significant event dated January 14, 2014.

Thus, in the process of use of the proceeds of the capital increase approved in 2012, Enersis has increased its shareholding in its subsidiary Coelce by 15.13%, increasing it total ownership to 74.00% (directly and indirectly) of the company’s total issued shares, distributed as follows: 47,026,083 ordinary shares, 10,588,006 Class A preferred shares and 424 Class B preferred shares.

Having exceeded two thirds of the Coelce’s ordinary share available free float, Enersis will extend the term of the offer for that series for an additional three months from today, in accordance with the applicable legislation, so that those shareholders who have not accepted the offer can sell their holdings within that time at the final acquisition price of R$49 per shares, adjusted by the Selic rate and calculated pro rata from the Settlement Date until the effective payment date, under the terms of CVM Instruction 361/ 02. The term for the Offeror to pay to the shareholders that accept to sell their shares during this period, will be 15 consecutive days from the date on which the respective shareholder exercises this right. Any shareholder holding Coelce´s ordinary shares that wishes to sell their shares in the above terms should send a communication addressed to Isabel Regina Alcántara, making reference to the Voluntary Public Offering for the Acquisition of Shares made by Enersis, at Padre Valdevino N° 150, 60.135-040, Forteleza, CE. In this communication, the shareholder  must state the number of ordinary shares that they intend to sell. The sale procedure of the ordinary shares sale of Coelce in the terms referred to will be detailed on the web site of Enersis www.enersis.cl and the web site of its subsidiary Coelce www.coelce.com.br/ri/htm in the link “OPA Enersis”.

The acquisition of the Coelce shares has no effect on the comprehensive statement or results of Enersis as it is a purchase of an already-controlled participation, and does not modify the amounts of assets and liabilities of Coelce recorded in the consolidated financial statements of Enersis. The effects of this increased participation for Enersis will begin to be reflected in the income statement of the parent company from this moment.

Sincerely yours,

Massimo Tambosco

Deputy CEO

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: February 18, 2014